INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

Telephone: (404) 607-6940                 Facsimile: (404) 521-4846

September 15, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds

File Numbers 811-22545 & 333-173306

Ladies and Gentlemen:

On behalf of Drexel Hamilton Mutual Funds (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1 under the Investment Company Act of 1940 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 472 under the 1933 Act and for the purpose of responding to the Commission’s comment letter dated July 21, 2011 with respect to the Registration Statement. The filing includes a request for acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, please do not hesitate to contact me at (404) 607-6940.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

By: /Brent S. Gillett/

Brent S. Gillett, Esq.